Mail Stop 4561

February 21, 2008

Mr. John R. Garbarino
Chairman of the Board, President, and
Chief Executive Officer and Director
OceanFirst Financial Corp.
975 Hooper Avenue,
Toms River, New Jersey  08753

> **Re:     OceanFirst Financial Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007**

Dear Mr. Garbarino:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief